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                            April 21, 2023

       Ryan Murr
       Partner
       Gibson, Dunn & Crutcher LLP
       555 Mission Street, 30th Floor
       San Francisco, California 94105

                                                        Re: Jounce
Therapeutics, Inc.
                                                            Correspondence
dated April 21, 2023
                                                            File No. 005-89831

       Dear Ryan Murr:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Response letter dated April 21, 2023

       Correspondence, page 2

   1. We note your proposed disclosure in the appendix to your response letter that in calculating part of the
potential payment under the CVRs, the Maximum Difference is
                                                        $12.6 million. However,
we believe calculating in accordance with the disclosure on page
                                                        6 of the Offer to
Purchase, a reasonable investor would calculate the Maximum Difference as $110 million. Please
revise the proposed disclosure to explain more clearly how this calculation will be
made. Consider providing an example for clarity.
   2. We reissue comment 10 in our last comment letter dated April 14, 2023. Please provide an in-depth legal
analysis regarding whether the CVRs will be an    integral    part of the
                                                        consideration to be
received by Jounce shareholders, addressing that a    Disposition    may
                                                        include products
developed in the future. Also address whether the amount of the CVR payments is dependent
on the efforts of others, identifying each component of the CVR payment and explaining
how it is, or is not, dependent on the efforts of others. Further, please explain whether
the amount of the CVRs represents a relatively small portion of the
 Ryan Murr
Gibson, Dunn & Crutcher LLP
April 21, 2023
Page 2
         overall consideration, or if the cash payment represents a
substantial portion    of the
         consideration.
3. See our last comment above regarding the potential value to be received by holders of
         CVRs. Prominently disclose in the supplemental offer materials that:
             Shareholders may not receive any additional payments under the terms of the CVRs, and the tendering holders can only be assured of receiving the cash component of the
             Offer consideration; and
             The market price of the Shares as of the close of trading on April 21, 2023 was $1.91, and the cash consideration in the Offer is $1.85 in cash per Share. See Exchange Act
             Release No. 43069 (July 24, 2000).
4. Provide a range or estimated value of the payments that may be received under the CVRs, or any portion of the various components that make up that value. Where such disclosure is included, it should be caveated with the qualifying language referenced in our last comment above.
5. We reissue comment 12 in our last comment letter dated April 14, 2023. In particular, we note that TCM, TCP and Mr. Tang share beneficial ownership of 5,300,087 Shares, as disclosed in their amended Schedule 13D filed on April 7, 2023. If you add any additional filers, please revise the Offer to Purchase as necessary to provide all of the disclosure as to each individually that is not already included in that disclosure document and ensure that each new filer signs the Schedule TO.
6. We note your representation that the bidders did not receive forecasts or projections from the Company, including non-public information relating to the value of the CVRs or the assets underlying them. Please so state in the revised offer materials. Alternatively, if the bidders received such information, please disclose the information in the offer materials.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at (202) 551-8573 or Christina Chalk at (202)
551-3263.



FirstName LastNameRyan Murr                                    Sincerely,
Comapany NameGibson, Dunn & Crutcher LLP
                                                               Division of
Corporation Finance
April 21, 2023 Page 2                                          Office of
Mergers & Acquisitions
FirstName LastName